# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001823719
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9470-100

## Reporting persons
- Semiramis Paliou: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,825,260; sole dispositive power 0; shared dispositive power 24,825,260; aggregate amount beneficially owned 24,825,260 (20.4% of the class)
- Tuscany Shipping Corp. (CIK 0001823719): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,154,827; sole dispositive power 0; shared dispositive power 18,154,827; aggregate amount beneficially owned 18,154,827 (15.09% of the class)
- 4 Sweet Dreams S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,670,433; sole dispositive power 0; shared dispositive power 6,670,433; aggregate amount beneficially owned 6,670,433 (5.69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Comment: This Amendment No. 4 to Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc. (the "Issuer"). This Amendment No. 4 to the Schedule 13D is being filed solely to report a change in the Reporting Persons ownership percentage in the Issuer. Item 2 and Item 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Semiramis Paliou ("Paliou"), a citizen of Greece, Tuscany Shipping Corp., a Marshall Islands corporation ("Tuscany"), and 4 Sweet Dreams S.A., a Marshall Islands corporation ("4 Sweet Dreams"). Paliou, Tuscany, and 4 Sweet Dreams are collectively referred to as the "Reporting Persons." Paliou is the owner of all of the issued and outstanding shares of Tuscany and 4 Sweet Dreams, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany and 4 Sweet Dreams.
Residence or business address: The principal business address for Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 10, 2025, the Issuer had 115,785,294 Shares outstanding. The following persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Tuscany may be deemed to beneficially own 18,154,827 Shares, representing 15.09% of the Issuer's issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. The Shares include 4,555,379 shares of common stock issuable to Tuscany upon exercise of 2,719,889 warrants distributed on December 14, 2023. 4 Sweet Dreams S.A. ("4 Sweet Dreams") may be deemed to beneficially own 6,670,433 Shares representing 5.69% of the Issuer's issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. The Shares include 1,352,453 shares of common stock issuable to 4 Sweet Dreams upon exercise of 807,512 warrants distributed on December 14, 2023. Therefore, Paliou may be deemed to, indirectly, beneficially own 24,825,260 Shares, representing 20.40% of the Issuer's issued and outstanding shares. The Shares include 6,670,433 shares of common stock upon exercise of 5,907,832 warrants distributed on December 14, 2023.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 18,154,827 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 6,670,433 Shares. Therefore, Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 24,825,260 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Semiramis Paliou: /s/ Semiramis Paliou, Semiramis Paliou (12/11/2025)
- Tuscany Shipping Corp.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (12/11/2025)
- 4 Sweet Dreams S.A.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (12/11/2025)
Comment: * The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.